SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. )

EDISON NATION, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

984163105

(CUSIP Number of Class of Securities)

September 4, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 984163105	Page 2 of 6

1) Name Of Reporting Person

Wes Jones

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☒
(b) ☐

3) SEC Use Only

4) Citizenship Or Place Of Organization: United States

NUMBER OF SHARES	5) Sole Voting Power: 304,869
BENEFICIALLY OWNED	6) Shared Voting Power 0
BY EACH REPORTING	7) Sole Dispositive Power: 304,869
PERSON WITH	8) Shared Dispositive Power 0

9) Aggregate Amount Beneficially Owned By Each Reporting Person: 304,869

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
5.51%*

12) Type of Reporting Person (See Instructions) IN

*Beneficial ownership percentage is based upon (i) 4,945,004 shares of common stock, $0.001 par value per share, of Edison Nation, Inc., a Nevada corporation (f/k/a Xspand Products Lab, Inc.)(the “Company”), issued and outstanding as of August 13, 2018, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018, filed with the Securities and Exchange Commission on August 14, 2018 and (ii) 557,084 shares of common stock of the Company issued in connection with the Company’s acquisition of the voting membership interests of Edison Nation Holdings, LLC.

Preliminary Statement:

This Schedule 13G is filed by Wes Jones (the “Reporting Person”) with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Edison Nation, Inc., a Nevada corporation (f/k/a Xspand Products Lab, Inc.)(the “Company”).

ITEM 1	(a). Name of Issuer:

Edison Nation, Inc.

ITEM 1	(b). Address of Issuer's Principal Executive Offices:

909 New Brunswick Avenue
Phillipsburg, New Jersey 08865

ITEM 2	(a). Names of Person Filing:

This statement is filed by the Reporting Person with respect to the Shares of the Company reported in this Schedule 13G.

ITEM 2	(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Person is 7804 Fairview Road, Suite 302, Charlotte, NC 28226.

ITEM 2	(c). Citizenship:

Mr. Jones is a citizen of the United States.

ITEM 2	(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

ITEM	2(e). CUSIP Number: 984163105

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	Ownership:

Mr. Jones is the holder of the Shares reported in this Schedule 13G.

(a)	Amount Beneficially Owned: 304,869

(b)	Percent of class: 5.51%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 304,869

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the 304,869

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2018

/s/ Wes Jones
Wes Jones

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)